Exhibit 1

For Immediate Release	7 October 2019

WPP PLC (“WPP”)

Publication of Circular and Notice of General Meeting

On 12 July 2019, WPP announced that it had entered into an agreement to sell 60% of Kantar, its global data, research, consulting and analytics business, to Bain Capital (the “Transaction”). The Transaction creates a strong partnership for the development and growth of Kantar.

The Transaction is conditional on, amongst other things, the approval of WPP shareholders. WPP has today published a circular in connection with the Transaction (the “Circular”) containing a notice convening a General Meeting of the Company which is to be held at the offices of Allen & Overy LLP at One Bishops Square, London E1 6AD at 11 a.m. on 24 October 2019 at which an ordinary resolution will be proposed for WPP shareholders to approve the Transaction (the “Notice of General Meeting”).

The Circular and the Notice of General Meeting have been submitted to the Financial Conduct Authority’s National Storage Mechanism (the “NSM”) and will be available for inspection on the NSM’s website at www.morningstar.co.uk/uk/nsm. These documents will also be available on the WPP website at www.wpp.com/investors.

Further information:

Investors and analysts Peregrine Riviere Lisa Hau Fran Butera (US)	+44 7909 907193 +44 7824 496015 +1 914 484 1198

Media:
Chris Wade Kevin McCormack (US) Juliana Yeh (APAC) Richard Oldworth, Buchanan Communications	+44 20 7282 4600 +1 212 632 2239 +852 2280 3790 +44 20 7466 5000 +44 7710 130634

About WPP

WPP is a creative transformation company. We build better futures for our clients through an integrated offer of communications, experience, commerce and technology. For more information visit www.wpp.com.